UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS CEO Increases Stake in Company

March 24, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that President & CEO Viacheslav Nikolaev has acquired 19,983,816 ordinary shares in the Company, in addition to shares previously acquired under MTS’s long-term incentive programs.

The transfer of the shares of MTS common stock currently held by the Company’s wholly-owned subsidiary Bastion LLC was approved by the MTS Board of Directors (“the Board”), having been earlier recommended for approval by the Board’s Remuneration & Nomination Committee. Following share transfer, Mr. Nikolaev’s ownership stake in MTS has increased to more than 1.0%.

The move reflects generally accepted best practices around higher CEO ownership, which can help better align the interests of the CEO and the company, incentivize long-term shareholder value creation, provide additional executive weight in decision-making processes, and better balance shareholder and management influence in corporate governance processes.

“Increasing my stake in MTS at this challenging moment is driven by my strong and continued belief in the vision, strategy, and future of MTS. We see potential for powerful new drivers to emerge as local companies take on even more significant roles in the Russian economy,” Mr. Nikolaev said.

“MTS is a fundamentally strong business with robust operations, world-class products, and a talented team. Our business model combines a resilient core telecom operator with high-potential new growth segments focused on cutting-edge digital solutions. For nearly three decades, MTS has successfully navigated challenges while consistently executing on its strategy and providing reliable services to tens of millions of customers.”

Following the transfer, the joint stake of Sistema PJSFC (“Sistema”) and its subsidiaries in the share capital of MTS (including ordinary shares and ADRs) remains unchanged at 42.085%, as Sistema and its subsidiaries were not a party to the transaction. At the same time, because the shares were transferred from those held by MTS’s wholly-owned subsidiary Bastion LLC, the transaction has resulted in a decrease of Sistema’s and its subsidiaries joint effective stake in MTS below 50% (to 49.94%).

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 24, 2022